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July 8, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Jennifer Monick, Senior Staff Accountant
Sandra Hunter, Attorney Advisor
Michael McTiernan, Assistant Director

Re:	Kennedy-Wilson Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Quarterly Period Ended March 31, 2011
Proxy Statement on Schedule 14A
File No. 001-33824

Ladies and Gentlemen:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on June 30, 2011 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, Form 10-Q for the quarterly period ended March 31, 2011 and Proxy Statement on Schedule 14A. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

Form 10-K

Financial Statements

July 8, 2011

Kennedy-Wilson Holdings, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm, page 38

1.	We note your response to our prior comment seven. Please have your auditors revise their opinion to modify the opinion paragraph to reference the other auditors. Please refer to paragraph 9 of AU Section 543.

Response: The Company respectfully acknowledges the Staff’s comment and the Company will file a 10-K/A with the opinion appropriately revised in compliance with paragraph 9 of AU Section 543. Below is the proposed revised opinion that would be included in the filing with the added language underlined:

“The Board of Directors and Stockholders

Kennedy-Wilson Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We did not audit the December 31, 2009 financial statements of KW Residential, LLC, a 35% owned investee company. Kennedy-Wilson Holdings, Inc.’s investment in KW Residential, LLC as of December 31, 2009 was $91,276,000 and its equity in joint venture income was $5,949,000 for the year ended December 31, 2009. The December 31, 2009 financial statements of KW Residential, LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the December 31, 2009 amounts included for KW Residential, LLC, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor on the 2009 financial statements of KW Residential, LLC, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.”

July 8, 2011

Notes to Consolidated Financial Statements

Note 5 – Real Estate, page 51

2.	We note your response to our prior comment ten. We understand that you accounted for this transaction as an asset acquisition. Please tell us how you determined the initial measurement amount for the 2,700 acre ranch in Hawaii. Please refer to paragraph 2 of ASC 805-50-30.

Response: The Company respectfully acknowledges the Staff’s follow up comment. The initial measurement amount for the 2,700 acre ranch in Hawaii was the amount of cash paid to acquire the asset. Since the consideration given was cash, the Company applied the provisions of paragraph 2 of ASC 805-50-30 to determine the amount at which the asset acquisition should be recorded.

Note 18 – Commitments and Contingencies

Employment Agreements, page 61

3.	We note your response to our prior comment 11. In light of your CEO’s ownership interest, please tell us how you determined it was not appropriate to account for the forgiveness of the note due from your CEO as an equity transaction. Please refer to paragraph 2 of ASC 470-50-40.

Response: We respectfully advise the Staff that ASC 470 – Debt would not apply in this situation as this transaction was the forgiveness of a note receivable due from the CEO and not a loan from the CEO to the Company.

The Company viewed the forgiveness of the note receivable from the CEO as it does other cash compensation arrangements. Generally, if the terms of the arrangement attribute all or a portion of the expected future benefits to an individual year of the employee’s service, the cost of those benefits shall be recognized in that year. To the extent the arrangement attributes all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits shall be accrued over that period of the employee’s service in a systematic and rational manner (see ASC 710-10-25-9).

In this situation, the Company made a cash payment to the CEO and the CEO agreed to repay the amount in the future, including interest, evidenced in the form of a note receivable executed by the Company and the CEO. In contemplation of the merger, the Company agreed to forgive the note receivable upon the consummation of its merger with Prospect Acquisition Corp. The determination to forgive was based on the CEO’s primary role in negotiating the terms of the merger and the merger agreement. Since these factors were considered attributable to the year the merger transaction was consummated, it was charged to compensation expense in the period that the merger was approved and closed (November 2009).

KW/WDC Portfolio Member LLC and One Carlsbad

Notes to Combined Financial Statements

(2) Summary of Significant Account Policies, page 106

July 8, 2011

4.	We note your response to our prior comment 15. In future filings, please confirm for us that you will clarify that these entities are under common management.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will clarify that KW/WDC Portfolio Member LLC and One Carlsbad are entities that are under common management in future filings. The Company will include the following language in future filings:

“The financial statements of KW/WDC Portfolio Member LLC and One Carlsbad (the Entities) have been presented on a combined basis because the Entities are under common management.”

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	William J. McMorrow, Kennedy-Wilson Holdings, Inc.

Freeman A. Lyle, Kennedy-Wilson Holdings, Inc.

Barry S. Schlesinger, Kennedy-Wilson Holdings, Inc.